

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 22, 2016

<u>Via E-mail</u>
John L. Villano
Chairman, Co-Chief Executive Officer and Chief Financial Officer
Sachem Capital Corp.
23 Laurel Street
Brandford, CT 06405

> **Re: Sachem Capital Corp.**
> **Registration Statement on Form S-11**
> **Filed October 28, 2016**
> **File No. 333-214323**

Dear Mr. Villano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Organizational Structure, page 6

1.   We note your response to comment 24 of our prior letter in which you state that Morse, Zelnick is a founder of Sachem Capital. We further note your references to your founders and co-founders under this heading and throughout the document. Please revise to identify all of your founders or advise.

2.   We note your disclosure regarding the recapitalization of SCP and that the parties agreed to value Sachem Capital at an amount equal to 164% of SCP's members' equity at June 30, 2016. Please revise to specifically explain how the parties agreed to value it 164% of SCP members' equity or advise.

Management's Discussion and Analysis, page 41

3.   We note your response to comment 18 of our prior letter that you are unable to quantify the number of loans for which there was an event of default. Please revise your disclosure in this section or, elsewhere as applicable, to provide the information in your response. In addition, please revise to more specifically describe how you monitor your loans and how management evaluates the credit quality of your assets.

4.   We note your statement on page 2 that 20% of SCP's loan portfolio consists of loans to borrowers with whom it has a long-term relationship. We further note your statement in your response to comment 18 that you treat an extension of a loan as a new loan. Please revise your disclosure to provide the percentage of loans that are not paid at maturity but rather treated as a new loan. In addition, please clarify what portion, if any, of the 20% of loans to borrowers with whom SCP has a long-term relationship are extensions rather than new loans.

5.   We note your response to comment 20 that the new loan agreement will be executed simultaneously with or immediately prior to the effectiveness of the registration statement. Please revise to clarify, if true, that the recapitalization of SCP will cause you to be in default of your current loan agreement. We will continue to monitor for updated disclosure regarding the new loan agreement.

Our Loan Portfolio, page 56

6.   Please revise to provide the year of origination for loans in your portfolio.

Underwriting, page 103

7.   We note your response to comment 23 of our prior letter and your related revisions on page 104 which clarify that the 1% non-accountable expense allowance differs from your agreement to pay the underwriters' expenses relating to the offering. Please revise to briefly describe the 1% non-accountable expense allowance, including what it is intended to cover, how it differs from your agreement to pay the identified underwriters' expenses related to the offering and when it will be paid or advise.

Financial Statements, page F-1

8.   Please revise your financial statements to include the required interim periods in addition to the year to date periods presented in accordance with Rule 8-03 of Regulation S-X.

9.   Notwithstanding the above, please ensure your results of operations have been updated as a result of any revisions that are made.

Pro Forma Statement of Operations, page F-20

10.   We note your response to our prior comment 25; however, your pro forma adjustment in Note (2)(7) of $(363,315) to opening members' equity and your disclosure that the transaction occurred on January 1, 2015 continue to suggest that your pro forma balance sheet presentation as of June 30, 2016 does not conform to the pro forma requirements for balance sheets under Rule 8-05(b)(2) of Regulation S-X. Therefore, we re-issue our comment. Please revise your pro forma balance sheet assuming the transaction occurred on June 30, 2016 rather than January 1, 2015.

11.   We note the revised disclosure of pro forma earnings per share data on page F-19 in response to our prior comment 26. Please include similar disclosure for the pro forma statement of operations included on page F-20 within your amended filing.

Part II – Information not required in prospectus

Item 33. Recent Sales of Unregistered Securities, page II-1

12.   We note your response to comment 24 of our prior letter in which you state that Morse, Zelnick is a founder of Sachem Capital and received 80,000 shares of common stock. For securities sold otherwise than for cash, please revise your disclosure to state the nature of the transaction and the nature and consideration received by you. Please refer to Item 701(c) of Regulation S-K.

13.   We note your response to comment 28 of our prior letter and your revised disclosure under this heading in which you state that 6,283,237 shares of common stock were issued "on or prior to the date of this prospectus." Please revise to provide the specific date or advise. In addition, as to securities sold otherwise than for cash, please revise to state the nature and aggregate amount of consideration received by the registrant. Please refer to Item 701 of Regulation S-K.

Draft Tax Opinion

14.   We note your statement on page 2 that "prior to the completion of the offering described in the prospectus….SACH does not qualify as a REIT because one of its shareholders owns more than 50% of its outstanding common shares." We further note the assumption that "following the completion of the Offering….there will not be five or fewer SACH shareholders that collectively own 50% or more of the outstanding shares of SACH measured by vote or value." Please remove these statements or tell us why counsel believes this assumption is appropriate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

John L. Villano
Sachem Capital Corp.
November 22, 2016
Page 4

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Becky Chow, Staff Accountant at 202-551-6524 or Shannon Sobotka, Staff Accountant at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Stephen Zelnick
Joel J. Goldschmidt
Morse, Zelnick, Rose, & Lander, LLP
Via E-mail